UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-50712

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

           For Period Ended:                      December 31, 2006

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:           N/A

PART I
REGISTRANT INFORMATION

Full name of registrant Payphone Wind Down Corporation Former name if applicable ETS Payphones, Inc.

1490 Westfork Drive, Suite G

Address of principal executive office (Street and number)

Lithia Springs, Georgia 30122-1509

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|__|	| | | | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

           Payphone Wind Down Corporation (the “Company”) will be unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “2006 Form 10-KSB”) on March 31, 2007 because of delays in the completion of its financial statements and related portions of the 2006 Form 10-KSB, which delays could not be eliminated by the Company without unreasonable effort and expense.

           As previously announced, the Company has sold substantially all of its assets and is in the process of liquidating and dissolving. The Company also is in the process of requesting no-action relief from the Securities and Exchange Commission with respect to ceasing filing certain periodic reports under Section 13 of the Securities Exchange Act of 1934, including the subject report.

PART IV
OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

Shannon Nagle	(212) 806-6039

(Name)	(Area Code)(Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X|Yes      |_|No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|Yes      |X|No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Payphone Wind Down Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2007	By: /s/ Michael McLellan Michael McClellan, Chief Financial Officer